Exhibit 11 - Statements Re: Computation of Per Share Earnings

FLORIDA COMMUNITY BANKS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

The following tabulation presents the calculation of basic and diluted earnings per common share for the three-month periods ended March 31, 2007 and 2006. Average shares outstanding have been retroactively adjusted on an equivalent share basis for the effects of the stock dividends and splits as discussed in the notes to the financial statements.

	Three Months
	Ended March 31,
	2007	2006

Basic Earnings Per Share
Net income	$4,667,027	$5,193,904

Earnings on common shares	$4,667,027	$5,193,904

Weighted average common shares outstanding - basic	6,591,387	6,586,648

Basic earnings per common share	$0.71	$0.79

Diluted Earnings Per Share
Net income	$4,667,027	$5,193,904

Earnings on common shares	$4,667,027	$5,193,904

Weighted average common shares outstanding - diluted	6,700,336	6,671,137

Diluted earnings per common share	$0.70	$0.78